UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File No. 001-43532

MODERN MINING TECHNOLOGY CORP.
(Translation of registrant’s name into English)

1055 West Georgia Street, Suite 1500
Vancouver, British Columbia, Canada, V6E 4N7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

On November 6, 2026, Modern Mining Technology Corp. (the “Company”) entered into an amended and restated agency agreement dated November 6, 2026 (the “A&R Agency Agreement”) with Research Capital Corporation (“RCC”), whereby the Company has appointed RCC to act as its sole and exclusive agent on a best efforts basis to sell up to 941,176 common shares, without par value, of the Company (the “Shares”) by way of an initial public offering to purchasers resident in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario at purchase price of $4.25 per Share (the “Canadian Offering”). The Shares sold in the Canadian Offering will be qualified under the Company’s Regulation A Tier 2 offering of up to 9,411,764 Shares. The A&R Agency Agreement amends and restates that certain agency agreement between the Company and RCC dated September 8, 2026 (the “Original Agreement”).

RCC is under no obligation to purchase any Shares in the Canadian Offering, although RCC may purchase Shares if it so desires.

Pursuant to the A&R Agency Agreement, the Company will pay to RCC a cash commission equal to seven percent (7.0%) (the “Cash Fee”) of the gross offering proceeds received by the Company from the sale of the Shares in the Canadian Offering.

In addition to the Cash Fee, the Company agrees to issue to RCC a warrant (the “Agent’s Warrant”) to purchase a number of Shares (such Shares being, the “Warrant Shares”) equal to 2.50% of the total number of Shares sold in the Canadian Offering, which shall be exercisable, in whole or in part, commencing on the issuance date and expiring on March 19, 2031, at an exercise price of $5.3125 per Warrant Share, which is equal to 125% of the purchase price of the Shares in the offering. The Agent’s Warrant will provide for adjustment in the number and price of such warrants (and the underlying Warrant Shares) to prevent dilution in the event of a stock dividend, stock split or other reclassification of the common shares of the Company.

Furthermore, as soon as practicable following the closing of the Regulation A Tier 2 offering, but in any event not later than five business days after closing, the Company and RCC shall enter into an advisory agreement, on terms to be negotiated in good faith, including payment of an advisory fee of not less than US$50,000 and the issuance of 10,000 Shares of the Company plus any applicable taxes.

The foregoing description of the terms of the A&R Agency Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the A&R Agency Agreement, which is included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

SUBMITTED HEREWITH

Exhibits
99.1	Amended and Restated Agency Agreement between Modern Mining Technology Corp. and Research Capital Corporation, dated November 6, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN MINING TECHNOLOGY CORP.

/s/ Austin Thornberry
Austin Thornberry
Chief Financial Officer

Date: November 9, 2026

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